JINHAO MOTOR COMPANY

Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong 526238
People’s Republic of China
Tel: (86) 7583625628

December 3, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Heather Clark

Re:	Jinhao Motor Company
Item 4.01 Form 8-K
Filed November 16, 2010
File No. 000-52482

We hereby submit the responses of Jinhao Motor Company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 22, 2010, providing the Staff’s responses with respect to the above referenced current report on Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please amend your Form 8-K to include the required letter from your former auditor.

Company Response: We have amended our Form 8-K to include the required letter from our former auditor.

We hereby acknowledge as follows:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 7583625628 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at: (86) 21.6137.7980.

Sincerely,

Jinhao Motor Company

By: /s/ Chak Shing Tsoi
Chak Shing Tsoi
Chief Executive Officer